EXHIBIT 12

STERLING BANCORP AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF RATIOS

	Years Ended December 31,

	2008		2007		2006

Fixed Charges and Preferred Dividends:
Interest expense	$33,387,994		$47,559,969		$42,021,454
Capitalized debt expense Trust Preferred	44,048		44,048		44,048
Estimated interest in rent	1,605,409		1,415,886		1,404,957
Preferred dividends (accrued)	46,667		—		—

Fixed charges and preferred charges (B)	35,084,118		49,019,903		43,470,459
Less interest on deposits	(21,508,123)		(38,762,936)		(29,011,428)

Fixed charges and preferred charges excluding interest on deposits (D)	$13,575,995		$10,256,967		$14,459,031

Earnings:
Pre-tax income from continuing operations	$25,182,104		$23,954,011		$26,365,533
Fixed charges	35,084,118		49,019,903		43,470,459

Total earnings (A)	60,266,222		72,973,914		69,835,992
Less interest on deposits	(21,508,123)		(38,762,936)		(29,011,428)

Total earnings excluding interest on deposits (C)	$38,758,099		$34,210,978		$40,824,564

Ratio of earnings to fixed charges
Including interest on deposits (A)/(B)	1.72	x	1.49	x	1.61	x
Excluding interest on deposits (C)/(D)	2.85	x	3.34	x	2.82	x